SCHEDULE 2
QUARTERLY HISTORICAL REVIEW

                                                                2002                                       2001
                                        --------------------------------------------------------------------------------------------
($ thousands, except per unit and
volume amounts)                            4Q           3Q         2Q          1Q         4Q            3Q        2Q          1Q
------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL
Revenue before royalties                 117,639     113,625     112,707     100,864     102,609     116,307    132,287     164,393
       Per unit (1)                    $    0.93   $    0.91   $    0.98   $    0.90   $    0.94   $    1.12  $    1.29   $    1.77
Cash flow                                 61,495      56,603      56,677      49,194      49,032      54,479     67,478      89,281
       Per unit (1)                    $    0.49   $    0.45   $    0.49   $    0.44   $    0.45   $    0.53  $    0.66   $    0.96
Net income (loss) (5)                     27,596      (3,505)     28,831      14,970      12,763      30,349     42,119      52,971
       Per unit (1)                    $    0.22   $   (0.03)  $    0.25   $    0.13   $    0.12   $    0.29  $    0.41   $    0.57
Cash distributions                        48,060      47,644      44,684      43,229      48,537      60,813     65,938      58,765
       Per unit (2)                    $    0.39   $    0.39   $    0.39   $    0.39   $    0.45   $    0.60  $    0.66   $    0.60
Working capital (deficit)                (10,067)        330       3,690       3,625       5,805           -      3,617       9,978
Long-term debt                           337,728     271,203     213,364     316,446     294,489     338,135    287,012     280,837
Weighted average units (thousands) (3)   126,370     124,794     115,235     111,838     108,585     103,449    102,942      92,941
Units outstanding at year-end (4)        126,444     126,270     122,359     111,957     111,692     103,523    103,249     102,692

OPERATING
Production
        Crude oil (bbl/d)                 20,256      20,809      20,366      21,196      20,753      20,066     20,202      20,614
        Natural gas (Mmcf/d)               109.2       109.1       106.9       113.9       117.5       109.5      112.8       120.9
        Natural gas liquids (bbl/d)        3,355       3,408       3,527       3,631       3,706       3,740      3,090       3,502
        Total (Boe/d)                     41,808      42,394      41,713      43,805      44,034      42,056     42,097      44,271
Average prices
        Crude oil ($/bbl)                  30.20       33.68       32.40       30.22       27.33       33.27      33.79       32.57
        Natural gas ($/Mcf)                 5.26        4.11        4.67        3.61        4.04        4.45       5.86        8.45
        Natural gas liquids ($/bbl)        27.49       25.23       23.38       20.17       22.20       29.61      35.95       38.12
        Oil equivalent ($/Boe)             30.58       29.13       29.69       25.58       25.31       30.05      34.53       41.26
(based on daily closing price)

TRUST UNIT TRADING
Prices ($)
        High                               12.63       12.90       13.29       13.14       12.10       12.59      13.50       11.89
        Low                                11.11       11.86       11.87       11.45       10.49       10.41      10.85       11.00
        Close                              11.90       12.80       12.77       13.14       12.10       10.61      11.55       11.24
Daily average trading volume (thousands)     269         256         252         446         316         391        447         499


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(1)   based on weighted average trust units and exchangeable shares

(2)   based on number of trust units outstanding at each cash distribution date

(3) includes trust units issuable for outstanding exchangeable shares based on the period average exchange ratio

(4)   natural gas converted at 6:1

(5) 2001 quarterly net income and net income per unit have been restated for the retroactive change in accounting policy for deferred foreign exchange translation